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SECURI 05038934 ION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 30563

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GILL & ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

655 BROADWAY, SUITE 810
(No. and Street)

DENVER	COLORADO	80203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES O'BRIEN 303-296-6260
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AFFLECK GILMAN & CO., P.C.
(Name – *if individual, state last, first, middle name*)

50 S STEELE ST., SUITE 505	DENVER	COLORADO	80209
(Address)	(City)	(State)	(Zip Code)

SEC MAIL ... MAR 0 4 2005 ... SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/17

OATH OR AFFIRMATION

I, JAMES O'BRIEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GILL & ASSOCIATES, INC., as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHERIE VALDETERO
Notary Public
State of Colorado
exp - 12/03/2008

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GILL AND ASSOCIATES, INC.
(A SUBSIDIARY OF OBW, INC.)

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2004

AFFLECK GILMAN & CO., P.C.
Certified Public Accountants

GILL AND ASSOCIATES, INC.
(A SUBSIDIARY OF OBW, INC.)

CONTENTS

AFFLECK GILMAN & CO., P.C.
Certified Public Accountants

Julie K. Affleck, CPA
Richard L. Gilman, CPA

INDEPENDENT AUDITORS' REPORT

Board of Directors
Gill and Associates, Inc.
Denver, Colorado

We have audited the accompanying statements of financial condition of Gill and Associates, Inc. (a subsidiary of OBW, Inc., and a Subchapter S corporation) as of December 31, 2004 and 2003, and the related statements of operations, cash flows, and stockholders' equity for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Gill and Associates, Inc. (a subsidiary of OBW, Inc.) as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Affleck Gilman & Co., P.C.

AFFLECK GILMAN & CO., P.C.
Certified Public Accountants

Denver, Colorado
February 10, 2005

50 South Steele Street, Suite 505 • Denver, Colorado 80209 • (303) 388-8354 • FAX (303) 377-8535 • ToOurCPA@AOL.Com

GILL AND ASSOCIATES, INC.
(A SUBSIDIARY OF OBW, INC.)

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2004	December 31, 2003
Cash	$ 166,788	$ 721,683
Cash deposits with clearing organizations	50,000	50,016
Commissions receivable	8,468	17,513
Advisory fees receivable	4,304	-
Accrued asset sale and consulting agreement income	-	130,977
Prepaid expenses	4,052	4,052
Property and equipment, at cost, net of accumulated depreciation	5,112	26,285
Refundable deposits	2,259	1,860
TOTAL ASSETS	$ 240,983	$ 952,386

The accompanying notes are an integral part of these financial statements.

GILL AND ASSOCIATES, INC.
(A SUBSIDIARY OF OBW, INC.)

STATEMENTS OF FINANCIAL CONDITION (CONTINUED)

LIABILITIES AND STOCKHOLDERS' EQUITY

	December 31, 2004	December 31, 2003
LIABILITIES		
Accounts payable and other liabilities	$ 22,662	$ 145,797
Payroll taxes payable	-	9,682
Subordinated loan payable to stockholder	130,000	-
TOTAL LIABILITIES	152,662	155,479
COMMITMENTS		
STOCKHOLDERS' EQUITY		
Common Stock, no par value: authorized 50,000 shares; issued and outstanding 48,000 shares	4,500	4,500
Additional paid-in capital	113,873	440,342
Retained earnings (deficit)	(30,052)	352,065
TOTAL STOCKHOLDERS' EQUITY	88,321	796,907
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 240,983	$ 952,386

The accompanying notes are an integral part of these financial statements.

GILL AND ASSOCIATES, INC.
(A SUBSIDIARY OF OBW, INC.)

STATEMENTS OF OPERATIONS

	Year Ended December 31, 2004	2003
INCOME		
Commissions	$ 556,200	$ 919,437
Investment advisory fees	18,020	18,017
Asset sale agreement revenue	-	455,901
Interest and dividends	2,637	9,360
Investment gains	-	124,981
Gain on sale of property and equipment	9,421	7,866
Other income	5,503	1,460
TOTAL INCOME	591,781	1,537,022
EXPENSES		
Clearing fees	35,231	37,355
Salaries - officers	244,577	140,000
Salaries - other	62,844	353,846
Employee benefits	35,564	36,259
Payroll taxes	22,930	30,310
Management fees	57,500	-
Rent	23,991	23,568
Equipment lease	2,814	-
Telephone	8,231	8,989
Contract labor	75,141	174,584
Office expense	6,193	6,872
Dues and subscriptions	8,288	6,777
Insurance	1,340	5,006
Postage	1,501	1,026
Travel and entertainment	13,735	22,685
Taxes and licenses	124	244
Professional fees	9,666	10,303
Advertising and promotion	3,895	1,158
Contributions	100	1,440
Depreciation	2,537	15,802
Interest	4,910	-
Miscellaneous expenses	673	148
Repairs and maintenance	48	1,846
TOTAL EXPENSES	621,833	878,218
NET INCOME (LOSS)	$ (30,052)	$ 658,804

The accompanying notes are an integral part of these financial statements.

GILL AND ASSOCIATES, INC.
(A SUBSIDIARY OF OBW, INC.)

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (30,052)	$ 658,804
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation	2,537	15,802
Investments distributed to stockholder at fair market value	-	(23,187)
Gain on disposal of property and equipment	(9,421)	(7,866)
Asset sale agreement revenue	-	(455,901)
Interest imputed on subordinated loan payable	4,490	-
(Increase) decrease in assets:		
Deposits with clearing organizations	16	882
Accounts receivable	135,718	(30,817)
Prepaid expenses	-	1,860
Employee advances	-	500
Marketable securities owned	-	355,496
Refundable deposits	(399)	-
Increase (decrease) in liabilities:		
Accounts payable	(123,135)	110,816
Payroll taxes payable	(9,682)	(3,748)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(29,928)	622,641
CASH FLOWS FROM INVESTING ACTIVITIES:		
Asset sale agreement income	-	455,901
Proceeds from sale of property and equipment	-	10,300
Purchase of property and equipment	(943)	(2,268)
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	(943)	463,933
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributed by stockholder	120,000	-
Dividends paid to stockholder	(644,024)	(684,749)
NET CASH USED BY FINANCING ACTIVITIES	(524,024)	(684,749)

GILL AND ASSOCIATES, INC.
(A SUBSIDIARY OF OBW, INC.)

STATEMENTS OF CASH FLOWS (CONTINUED)

	Year Ended December 31, 2004	2003
INCREASE IN CASH AND CASH EQUIVALENTS	(554,895)	401,825
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	721,683	319,858
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 166,788	$ 721,683

SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

	2004	2003
Investments distributed to stockholder at fair market value	$ -	$ 23,187
Automobiles distributed to stockholder at fair market value	$ 29,000	$ -
Stockholder's equity converted to subordinated loan payable to stockholder	$ 130,000	$ -
Interest imputed on subordinated loan payable to stockholder and treated as contributed back to the Company as additional paid-in capital	$ 4,490	$ -

The accompanying notes are an integral part of these financial statements.

GILL AND ASSOCIATES, INC.
(A SUBSIDIARY OF OBW, INC.)

STATEMENT OF STOCKHOLDERS' EQUITY

	Common Stock		Additional	Retained
	No. of Shares	Amount	Paid-In Capital	Earnings (Deficit)
BALANCES, December 31, 2002	48,000	$ 4,500	$ 440,342	$ 401,197
Cash dividends paid to stockholder	-	-	-	(684,749)
Investments distributed to stockholder at fair market value	-	-	-	(23,187)
Net income for the year	-	-	-	658,804
BALANCES, December 31, 2003	48,000	4,500	440,342	352,065
Capital contributed by stockholder	-	-	120,000	-
Cash dividends paid to stockholder	-	-	(450,959)	(193,065)
Stockholder's equity converted to subordinated loan payable to stockholder	-	-	-	(130,000)
Automobiles distributed to stockholder at fair market value	-	-	-	(29,000)
Interest imputed on subordinated loan and treated as contributed back to Company as capital	-	-	4,490	-
Net income (loss) for the year	-	-	-	(30,052)
BALANCES, December 31, 2004	48,000	$ 4,500	$ 113,873	$ (30,052)

The accompanying notes are an integral part of these financial statements.

GILL AND ASSOCIATES, INC.
(A SUBSIDIARY OF OBW, INC.)

NOTES TO FINANCIAL STATEMENTS
December 31, 2004

NOTE 1: ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization:

Gill and Associates, Inc. (a subsidiary of OBW, Inc.) was incorporated as a broker/dealer under the laws of the State of Colorado on August 31, 1983, and currently is conducting business in Colorado primarily in the stock and bond markets. The Company operates under clearing agreements with other broker/dealers, and also provides investment advisory services. A majority interest of the Company was sold on February 20, 2004 (see Note 9).

Basis of Accounting:

Securities transactions and related commission revenue and expenses are recorded on a settlement date basis.

Concentration of Credit Risk:

At December 31, 2004 and 2003, the Company had bank deposits of $58,264 and $543,971, respectively, in excess of Federally insured limits. Other financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash deposits with the Company's clearing brokers.

Regulatory Provisions:

Effective October 27, 2003, the Company received approval to operate pursuant to the (k)(2)(ii) exemption from the Securities and Exchange Commission Rule 15c3-3. Accordingly, the Company is no longer required to make the periodic computation for determination of reserve requirement and information relating to the possession and control requirements under Rule 15c3-3. Prior to October 27, 2003, the Company was a fully computing firm subject to all provisions of Rule 15c3-3 of the Securities and Exchange Commission.

NOTE 1: ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Clearing Deposit:

The Company maintains a cash deposit with its clearing broker/dealers, which is a requirement of the clearing agreements.

Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004 and 2003, the Company had net capital of $199,796 and $631,892, respectively, which was $99,796 and $531,892 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital was 0.12 to 1 and 0.25 to 1 at December 31, 2004 and 2003.

Cash and Cash Equivalents:

Cash and cash equivalents includes cash on hand and on deposit and highly liquid debt instruments with initial maturities generally of three months or less. Cash deposits with clearing organization are not included in cash and cash equivalents.

Property and Equipment:

Property and equipment are stated at cost and are depreciated using accelerated methods over their estimated useful lives, which range from five to seven years. Maintenance and repairs are expensed as incurred. Expenditures which significantly increase asset values or extend useful lives are capitalized.

NOTE 1: ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Liabilities Subordinated to Claims of General Creditors:

As of December 31, 2004, the Company had a loan obligation subordinate to the claims of all creditors (see Note 7). During the year ended December 31, 2003, and as of December 31, 2003, the Company had no liabilities subordinated to the claims of general creditors.

Fair Values of Financial Instruments:

For certain of the Company's financial instruments, including cash and equivalents, accounts receivable, and accrued liabilities, the carrying amounts approximate fair value due to their short maturities.

Impairment of Long-Lived Assets:

In the event that facts and circumstances indicate that long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required.

Use of Estimates in the Preparation of Financial Statements:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1: ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes:

Net income per the financial statements differs from taxable income reported in the tax returns because the financial statements include both realized and unrealized gains and losses on investments, and the tax returns report only the realized gains and losses. In addition, the assignment of the rights and obligations under the CSAFE asset sale and consulting agreement (see Note 3) was a taxable transaction, whereas no revenue was recognized as a result of the assignment for financial statement purposes. No tax liability is reported on the financial statements because the Company has elected to be taxed as an S corporation effective January 1, 1987. Accordingly, earnings and losses are included in the tax returns of the stockholders.

NOTE 2: CASH FLOW INFORMATION

Payments for interest and income taxes were:

	December 31, 2004	December 31, 2003
Interest	$ 420	$ -
Income taxes	$ -	$ -

NOTE 3: ASSET SALE AND CONSULTING AGREEMENT

The Company had a contract to provide investment advisory and administrative services to the Colorado Surplus Asset Fund Trust (CSAFE). On October 13, 2000, the Company terminated its contract with CSAFE and sold its CSAFE investment advisor and administrator related assets, including goodwill, customer lists, records and equipment to Kirkpatrick, Pettis, Smith, Polian Inc. (Purchaser). The sales contract provided for the Company to receive an initial $100,000 and a percentage of CSAFE related gross revenues, net of defined operating expenditures, on a quarterly basis, beginning November 1, 2000, and ending December 31, 2010. The percentage decreases from 100% to 50% over the term of the agreement. The sales contract also called for the Company's stockholder to provide

NOTE 3: ASSET SALE AND CONSULTING AGREEMENT (CONTINUED)

ongoing advisory services.

The Company earned $455,901 of asset sale agreement revenue and $5,000 of advisory fees under the contract during 2003, which accounted for 30% of the Company's total income. Effective January 1, 2004, the Company assigned all of its rights and obligations under the agreement to another entity controlled by the Company's stockholder. The assignment was made in anticipation of the sale of the Company's stock, as discussed in Note 9.

NOTE 4: REVENUE CONCENTRATIONS

During 2004, the Company earned $61,841 of commission income from one of its customers. The amount accounted for 10% of the Company's total income for 2004. See Note 3 regarding a concentration of 2003 revenues earned under an asset sale and consulting agreement.

NOTE 5: PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of December 31, 2004 and 2003:

	December 31, 2004	December 31, 2003
Furniture and equipment	$ 34,644	$ 39,565
Automobiles	-	73,335
	34,644	112,900
Less accumulated depreciation	29,532	86,615
Net property and equipment	$ 5,112	$ 26,285

NOTE 6: COMMITMENTS

The Company occupies a facility under an operating lease, which expires on January 31, 2007. The lease requires no lease payments for the first three months, and scheduled periodic rent increases over the remaining term of the lease agreement. Total monthly rent payments required under the lease agreement are charged to expense on the straight-line method over the term of the lease. The Company recorded a deferred credit to reflect the excess of rent expense over cash payments since inception of the

NOTE 6: COMMITMENTS (CONTINUED)

lease. The lease does not contain an option for renewal, but does provide for month to month tenancy after expiration of the lease term. Both landlord and tenant have options for early termination of the lease if certain conditions are met and termination fees are paid.

During 2004, the Company entered into an equipment lease agreement. The noncancelable operating lease requires monthly payments, plus applicable taxes, over a 36 month term. The equipment may be purchased at fair market value at the end of the lease term.

Future minimum rental payments under the operating leases are as follows:

Year Ended December 31,	Facility	Equipment
2005	$ 25,896	$ 2,566
2006	27,026	2,566
2007	2,260	214
Total minimum lease payments	$ 55,182	$ 5,346

Total rent charged to operations was $26,805 and $23,568, during 2004 and 2003, respectively.

NOTE 7: SUBORDINATED LOAN AGREEMENT

Effective February 20, 2004, a stockholder of the Company converted $130,000 of equity capital to a subordinated loan to the Company. The conversion was made pursuant to a sale of Company stock as discussed in Note 9.

The loan is payable at maturity on March 1, 2007, has a stated interest rate of 0%, and is subordinate in right of payment and subject to the prior payments or provision for payment in full of all claims of all other present and future creditors of the Company arising out of any matter occurring prior to maturity.

Because the stated interest rate is below market, interest has been imputed on the loan at 4%. Total interest expense imputed during 2004 was $4,490.

NOTE 8: RETIREMENT PLANS

The Company adopted a "Savings Incentive Match Plan for Employees" (SIMPLE Plan), effective January 1, 1997, which covers all full-time employees. Eligible employees may make annual elective contributions of up to $10,500 of compensation to the plan. The Company contributes matching contributions equal to the employee's elective contributions up to a limit of 3% of the employee's compensation for the calendar year. Employees are immediately 100% vested in all elective and Company contributions. Company contributions to the plan for the years ended December 31, 2004 and 2003 were $3,466 and $6,409, respectively. The SIMPLE Plan has been terminated effective January 1, 2005.

Due to the change in ownership discussed in Note 9, the Company may also make discretionary retirement plan contributions to the O'Brien Capital Management, Inc. Employee Stock Bonus Trust (the Trust) pursuant to an Employee Stock Ownership Plan (the Plan). Under the Plan, the Company may make contributions to the Trust of an amount not to exceed 25% of the compensation of eligible employees. Employees age 21 or older, with one year of service and working at least 1,000 hours during the year are eligible to participate. Contributions to the Trust are invested in the stock of OBW, Inc., the Company's majority stockholder. Employees vest in the contributions over a 7 year period. During 2004, the Company contributed $8,801 to the Trust, which represented 3% of eligible employee compensation.

NOTE 9: CHANGE IN OWNERSHIP AND RELATED PARTY TRANSACTIONS

Effective February 20, 2004, the Company's stockholder (Seller) sold 47,900 shares of his stock to OBW, Inc., a Colorado corporation (Buyer). The shares constitute all but 100 shares of the issued and outstanding common stock of the Company, which will be retained by Seller. In anticipation of the sale, Seller received distributions of $644,024 of cash and $29,000 (estimated fair market value) of automobiles from the Company during January, 2004. An additional $130,000 of Seller's equity in the Company was converted to a subordinated loan payable to Seller (see Note 7). Also, effective January 1, 2004, the Company assigned all of its rights and obligations under the CSAFE

NOTE 9: CHANGE IN OWNERSHIP AND RELATED PARTY TRANSACTIONS (CONTINUED)

asset sale and consulting agreement (see Note 3) to another entity controlled by Seller.

OBW, Inc. and a related company, O'Brien Capital Management Inc. (OCM, Inc.), are both entirely owned by O'Brien Capital Management Employee Stock Bonus Trust (the Trust) under an Employee Stock Ownership Plan sponsored by both companies. During 2004, the Company made retirement plan contributions to the Trust (see Note 8), and the Company paid management fees totaling $57,500 to OBW, Inc.

GILL AND ASSOCIATES, INC.
(A SUBSIDIARY OF OBW, INC.)

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL	December 31, 2004	December 31, 2003
Total stockholders' equity qualified for net capital	$ 88,321	$ 796,907
Add liability subordinated to claims of general creditors	130,000	-
Less non-allowable assets:		
Property and equipment	5,112	26,285
Prepaid expenses	4,052	4,052
Receivables	7,102	132,818
Refundable deposits	2,259	1,860
	18,525	165,015
NET CAPITAL	$ 199,796	$ 631,892
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition	$ 23,795	$ 155,479
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$ 100,000	$ 100,000
Excess net capital at 1500%	$ 99,796	$ 531,892
Excess net capital at 1000%	$ 197,416	$ 616,344
Ratio of aggregate indebtedness to net capital	0.12 to 1	0.25 to 1

GILL AND ASSOCIATES, INC.
(A SUBSIDIARY OF OBW, INC.)

SCHEDULE I (CONTINUED)

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	December 31, 2004	December 31, 2003
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part IIA, Form X-17A-5 as of December 31, 2004 and 2003, respectively)		
Net capital, as reported in Part IIA of the Company's unaudited FOCUS report as of December 31, 2004 and 2003, respectively	$ 218,460	$ 722,296
Net audit adjustments	(15,915)	(92,264)
Difference in computation of non-allowable assets	(2,749)	1,860
Net capital per above	$ 199,796	$ 631,892
Aggregate indebtedness, as reported in Part IIA of the Company's unaudited FOCUS report as of December 31, 2004 and 2003, respectively	$ 5,132	$ 65,076
Net audit adjustments	18,663	90,403
Aggregate indebtedness per above	$ 23,795	$ 155,479

GILL AND ASSOCIATES, INC.
(A SUBSIDIARY OF OBW, INC.)

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2004 and 2003

Effective October 27, 2003, the Company began operating pursuant to the (k)(2)(ii) exemption provision of the Securities and Exchange Commission Rule 15c3-3 of the customer protection rules and no longer holds customer funds or securities. Therefore, there were no reserve requirements as of December 31, 2004 and 2003.

GILL AND ASSOCIATES, INC.
(A SUBSIDIARY OF OBW, INC.)

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2004 and 2003

Effective October 27, 2003, the Company began operating pursuant to the (k)(2)(ii) exemption provision of The Securities and Exchange Commission Rule 15c3-3 of the customer protection rules and no longer holds customer funds or securities. Therefore, there were no possession or control requirements as of December 31, 2004 and 2003.

AFFLECK GILMAN & CO., P.C.
Certified Public Accountants

Julie K. Affleck, CPA
Richard L. Gilman, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors
Gill and Associates, Inc.
Denver, Colorado

In planning and performing our audits of the financial statements of Gill and Associates, Inc. (a subsidiary of OBW, Inc.) for the years ended December 31, 2004 and 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Gill and Associates, Inc. (a subsidiary of OBW, Inc.) including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use

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or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 and 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Affleck Gilman & Co., P.C.

AFFLECK GILMAN & CO., P.C.
Certified Public Accountants

Denver, Colorado
February 10, 2005